UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Calliditas Therapeutics AB (publ)

(Name of Subject Company)

Calliditas Therapeutics AB (publ)

(Name of Person Filing Statement)

American Depositary Shares, each representing two Common Shares,

quota value SEK 0.04 per share

Common Shares, quota value SEK 0.04 per share

(Title of Class of Securities)

13124Q106*

(CUSIP Number of Class of Securities)

Calliditas Therapeutics AB

Kungsbron 1, D5

SE-111 22 Stockholm, Sweden

Tel: +46 (0) 8 411 3005

Attn: Renée Aguiar-Lucander, Chief Executive Officer

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Joshua A. Kaufman, Esq. Sanjay M. Shirodkar, Esq. DLA Piper LLP (US) 1251 Avenue of the Americas New York, New York 10020 (212) 335-4640	Dain Hård Nevonen Advokatfirman Vinge KB Smålandsgatan 20, Box 1703 111 87 Stockholm +46 (0)10 614 30 96

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
*	This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing two (2) Common Shares.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Calliditas Therapeutics AB (publ), a public limited liability company organized under the laws of Sweden (“Calliditas” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 22, 2024, and amended on August 2, 2024 and September 3, 2024 (as amended or supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer by Asahi Kasei Corporation, a public stock company organized under the laws of Japan (“Asahi Kasei”, or the “Buyer”), to acquire all of the outstanding common shares, quota value SEK 0.04 per share, of Calliditas (each, a “Common Share” and, collectively, the “Common Shares”) held by U.S. persons (the “U.S. Common Shares”) and American Depositary Shares, each representing two Common Shares (each, an “ADS” and, collectively, the “ADSs”) of Calliditas in exchange for SEK 208 per Common Share, representing SEK 416 per ADS, in cash, without interest (such amount per U.S. Common Share and ADS paid pursuant to the U.S. Offer, the “Offer Consideration”) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 18, 2024 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Acceptance Form for Shares (together with any amendments or supplements thereto, the “Acceptance Form for Shares” and Letter of Transmittal for ADSs (together with any amendments or supplements thereto, the “ADS Letter of Transmittal” and, together with the Offer to Purchase, the Acceptance Form for Shares and other related materials, as each may be amended or supplemented from time to time, the “U.S. Offer”). The U.S. Offer was made in conjunction with an offer by the Buyer in Sweden directed to holders of Shares, but not holders of ADSs (the “Swedish Offer,” and together with the U.S. Offer, the “Offers”).

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. This Amendment is being filed to amend and supplement the Items set forth below.

Item 2. Identity and Background of Filing Person.

Item 2, “Identity and Background of Filing Person—Tender Offer” of the Schedule 14D-9 is hereby amended and supplemented by adding the following language below the last paragraph of such section:

“On September 12, 2024, the Company repaid the balance of its credit facility with Athyrium with funds from the Asahi Kasei Loan Agreement.

The Subsequent U.S. Offering Period expired as scheduled at 6:00 p.m., Eastern time, on September 13, 2024. Skandinaviska Enskilda Banken, the tender agent for the Shares, has advised Buyer that, as of 6:00 p.m., Eastern time, on September 13, 2024, approximately 2,705,385 Shares have been validly tendered and not properly withdrawn during the Subsequent U.S. Offering Period and the subsequent offering period by Buyer in Sweden of the Swedish Offer. Computershare Trust Company, N.A., the tender agent for the ADSs, has advised Buyer that, as of 6:00 p.m., Eastern time, on September 13, 2024, 18,947 ADSs have been validly tendered and not properly withdrawn during the Subsequent U.S. Offering Period. These Shares and ADSs collectively represent approximately 5.08% of the outstanding Shares as of such time. Accordingly, 45,693,876 Shares and 1,047,547 ADSs, corresponding to a total of 88.44% of the outstanding Shares, were tendered. On September 16, 2024, Buyer accepted for payment all Offer Securities that were validly tendered during the Subsequent U.S. Offering Period. Further, as previously disclosed, following the announcement of the Offers, Asahi Kasei acquired 5,367,206 Shares, approximately 9.93% of the outstanding Shares, outside the Offers. Altogether, this means that, upon settlement of the Subsequent U.S. Offering Period and the subsequent offering period by Buyer in Sweden of the Swedish Offer, Asahi Kasei will own 53,156,176 Shares, corresponding to a total of 98.38% of the outstanding Shares of Calliditas.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(K)	English version of press release issued by Asahi Kasei (incorporated by reference to Exhibit (a)(5)(T) of the Schedule TO/A filed by Asahi Kasei with the SEC on September 16, 2024).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

CALLIDITAS THERAPEUTICS AB (PUBL)

Date: September 17, 2024	By:	/s/ Renée Aguiar-Lucander
	Name:	Renée Aguiar-Lucander
	Title:	Chief Executive Officer